BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or ”Company”) (B3: BRFS3; NYSE: BRFS), pursuant to article 12 of CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general that it received, on February 21, 2022, a correspondence from Marfrig Global Foods S.A. (“Marfrig”), informing that:

i.	On February 18, 2022, Marfrig liquidated the totality of its position in financial derivative instruments referenced in shares issued by BRF;

ii.	Such financial derivative instruments did not represent an increase or decrease in the equity interest in BRF and were only contracted to protect against fluctuations in the share prices that were fiduciaryly transferred in the context of a financial transaction;

iii.	Marfrig is no longer the holder of any derivative instruments referenced in shares issued by BRF, whether physically or financially settled, holding 359,933,582 (three hundred and fifty-nine million, nine hundred and thirty-three thousand, five hundred and eighty-two shares) representing 33.25% of BRF's capital stock;

iv.	As decided by its Board of Directors, Marfrig must exercise its shareholder’s rights in order to influence BRF's management and, as a result, it will present to BRF a slate of candidates to be nominated for the Board of Directors at the next ordinary general meeting of BRF; and

v.	Finally, Marfrig informs that it is not party to any contracts or agreements that regulate the exercise of its voting rights or the sale and purchase of other securities issued by BRF.

The original copy of the correspondence received from Marfrig is filed at the Company's headquarters.

São Paulo, February 21, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.